UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

None
(CUSIP Number)

Debbie Schwartzberg
785 5th Avenue
New York, New York 10021
(212) 355-2020
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 25, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [None]

1.	Names of Reporting Persons. Debbie Schwartzberg
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power	555,775(1)
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each	9.	Sole Dispositive Power	555,775(1)
Reporting Person With:	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	555,775(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)	1.6%(2)

14.	Type of Reporting Person (See Instructions)

IN

(1) Includes (i) 395,694 shares and a warrant to purchase 160,081 shares owned by the Reporting Person.

(2) Based on 35,551,127 shares of Common Stock outstanding as of July 25, 2008 and the warrant referenced above.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated July 25, 2008, to Schedule 13D is filed on behalf of Debbie Schwartzberg (“Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on January 25, 2008 (the “Schedule 13D”) relating to the common stock (“Common Stock”), $.0001 par value per share, of NIVS IntelliMedia Technology Group, Inc. (the “Issuer” OR “Company”), a Delaware corporation.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration.

On January 3, 2007, the Reporting Person acquired directly from the Issuer 1,200,000 shares of Common Stock at an aggregate purchase price of $845.52 and a warrant to purchase 1,200,000 shares of Common Stock at an exercise price of $0.0001 per share (the "Warrant") for an aggregate purchase price equal to $422.76. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of January 3, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the
Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933.

As more fully described in Item 4, which is incorporated herein by reference, and in connection with a share exchange transaction that closed on July 25, 2008, the Reporting Person canceled 804,306 shares and a warrant to purchase 1,039,919 shares owned by the Reporting Person, which decreased the number of shares beneficially owned by the Reporting Person from 2,400,000 shares to 555,775 shares. The Reporting Person did not receive any cash consideration for the cancellation of the shares or warrants.

Item 4. Purpose of Transaction

On June 27, 2008, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with NIVS Holding Company Limited, a British Virgin Islands corporation (“NIVS”), and all of the shareholders of NIVS. The Share Exchange closed on July 25, 2008. Immediately prior to the Share Exchange and pursuant to the Exchange Agreement, as amended on July 25, 2008, the Issuer and its shareholders agreed to cancel an aggregate of 4,756,390 shares of common stock and warrants to purchase 6,149,723 shares of common stock such that there were 2,340,000 shares of common stock outstanding and warrants outstanding to purchase 946,667 shares of common stock immediately prior to the Share Exchange. As described in Item 3, which is incorporated herein by reference, the Reporting Person is one of the shareholders that agreed to cancel shares and warrants.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Exchange Agreement, as amended, which is incorporated herein by reference in its entirety, filed as Exhibit 2.1 and Exhibit 2.1(a) to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2008.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 555,775 shares of Common Stock, representing 1.6% of the outstanding shares of Common Stock (based on the number of outstanding shares and warrants to purchase shares beneficially owned by the Reporting Person as of July 25, 2008, the closing of the Share Exchange).

(b) The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 555,775 shares of Common Stock beneficially owned by the Reporting Person.

(c) Not applicable.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 555,775 shares of Common Stock beneficially owned by the Reporting Person.

(e) The Reporting Person ceased to own more than 5% of the outstanding securities of the Issuer on July 25, 2008, the closing of the Share Exchange Transaction.

Item 7. Material to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated as of June 27, 2008, by and among SRKP 19, Inc., NIVS Holding Company Limited (“NIVS”), and all of the shareholders of NIVS (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2008).

Exhibit 2
Amendment No. 1 to the Share Exchange Agreement, dated as of July 25, 2008, by and among SRKP 19, Inc., NIVS Holding Company Limited (“NIVS”) and all of the shareholders of NIVS (incorporated by reference from Exhibit 2.1(a) to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: July 25, 2008

DEBBIE SCHWARTZBERG

By:	/s/ Debbie Schwartzberg
By: Debbie Schwartzberg

EXHIBIT INDEX

Exhibit 1
Share Exchange Agreement, dated as of June 27, 2008, by and among SRKP 19, Inc., NIVS Holding Company Limited (“NIVS”), and all of the shareholders of NIVS (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2008).

Exhibit 2
Amendment No. 1 to the Share Exchange Agreement, dated as of July 25, 2008, by and among SRKP 19, Inc., NIVS Holding Company Limited (“NIVS”) and all of the shareholders of NIVS (incorporated by reference from Exhibit 2.1(a) to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2008).